DATED October 1, 2024

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-270934

CATERPILLAR FINANCIAL SERVICES CORPORATION

MEDIUM-TERM NOTES, SERIES K, 4.350% NOTES DUE 2026 (REOPENING)

Subject	Final Pricing Details
Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series K, 4.350% Notes Due 2026
Format:	SEC Registered-Registration Statement Number 333-270934
Trade Date:	October 1, 2024
Settlement Date (Original Issue Date):	October 4, 2024, which is the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Medium-Term Notes on any date prior to one business day before delivery will be required, because the Medium-Term Notes will not initially settle in T+1, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.
Maturity Date:	May 15, 2026
Principal Amount:	$200,000,000. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,250,000,000 aggregate principal amount of Medium-Term Notes, Series K, 4.350% Notes Due 2026 issued by us on May 15, 2023. The notes offered hereby will have the same CUSIP number as the previously issued Medium-Term Notes, Series K, 4.350% Notes Due 2026 and will trade interchangeably with the previously issued Medium-Term Notes, Series K, 4.350% Notes Due 2026 immediately upon settlement. Upon completion of the offering, the aggregate principal amount outstanding of Medium-Term Notes, Series K, 4.350% Notes Due 2026 will be $1,450,000,000.
Price to Public (Issue Price):	100.650%, plus accrued interest
Dealers’ Commission:	0.125% (12.5 basis points)
Accrued Interest:	$3,359,166.67 in aggregate, from, and including, May 15, 2024 to, but excluding, October 4, 2024
All-in-price:	100.525%, plus accrued interest
Pricing Benchmark:	UST 3.500% Notes due September 30, 2026
UST Spot (Yield):	3.608%
Spread to Benchmark:	+32.0 basis points (0.32%)
Yield to Maturity:	3.928%
Net Proceeds to Issuer:	$201,050,000, plus accrued interest
Coupon:	4.350%

Interest Payment Dates:	Interest will be paid semi-annually on the 15th of May and November of each year, commencing November 15, 2024 and ending on the Maturity Date
Redemption:	The notes may be redeemed at the option of Caterpillar Financial Services Corporation prior to the stated maturity date. See “Other Terms—Optional Redemption” below.
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Sole Manager & Bookrunner:	Wells Fargo Securities, LLC
Billing and Delivery Agent:	Wells Fargo Securities, LLC
CUSIP:	14913UAA8
Other Terms:

Optional Redemption

We may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10.0 basis points, less (b) interest accrued to the redemption date; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appears or appear, as applicable, after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date of the notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date of the notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date of the notes, as applicable. If there is no United States Treasury security maturing on the maturity date of the notes but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date of the notes, one with a maturity date preceding the maturity date of the notes and one with a maturity date following the maturity date of the notes, we shall select the United States Treasury security with a maturity date preceding the maturity date of the notes. If there are two or more United States Treasury securities maturing on the maturity date of the notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by the Depository Trust Company (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Supplemental United States Federal Income Tax Considerations

Qualified Reopening and Issue Price of the Notes

The notes offered hereby will be treated as a part of the same issue of the previously issued Medium-Term Notes, Series K, 4.350% Notes Due 2026 (the “existing notes”) pursuant to a “qualified reopening” for U.S. federal income tax purposes. Therefore, the notes offered hereby will be treated as having the same issue date and the same issue price as the existing notes. The existing notes were issued at no more than a de minimis discount from their stated principal amount. As a result, the existing notes were issued without original issue discount (“OID”) and, therefore, the notes offered hereby also will be issued without OID.

Pre-Issuance Accrued Interest on the Notes

A portion of the purchase price of the notes offered hereby will be attributable to the amount of stated interest accrued prior to the original issue date (“pre-issuance accrued interest”). Consequently, the notes offered hereby should be treated as having been issued for an amount that excludes any pre-issuance accrued interest. If the notes are so treated, a portion of the first interest payment on the notes received by a U.S. holder after the offering equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the notes. Your tax basis in a note should exclude an amount equal to the pre-issuance accrued interest. In addition, the portion of the purchase price attributable to pre-issuance accrued interest would not be taken into account for purposes of determining the amount of premium on the notes. See the discussion under “Certain United States Federal Income Tax Consequences – United States Holders – Premium and Market Discount” in the accompanying Prospectus Supplement for a discussion of the rules for amortizing any premium on the notes.

Foreign Account Tax Compliance

The U.S. Treasury Department released proposed regulations that, if finalized in their present form, would eliminate the withholding tax of 30% described under “Certain United States Federal Income Tax Consequences – Non-United States Holders – Foreign Account Tax Compliance” in the accompanying Prospectus Supplement with respect to gross proceeds from sales or other dispositions of the notes. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

No PRIIPs KID - No EU PRIIPs key information document (KID) or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
This term sheet supplements the prospectus supplement dated March 29, 2023 and the related prospectus dated March 29, 2023; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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